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12063058

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ANNUAL AUDITED REPORT
FORM X-17 A-5 (A)
PART III
Amendment

SEC FILE NUMBER
8-68766

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

12/27/12

REPORT FOR THE PERIOD BEGINNING 11/16/2010 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VTB CAPITAL INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
452 FIFTH AVENUE, FLOOR 23
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN ~~BENDER~~ Zak ~~(646) 290-7248~~ 646-527-6363
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

DD 12/27

OATH OR AFFIRMATION

I, **STEPHEN ZAK**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VTB CAPITAL INC.**, as of **DECEMBER 31, 2011,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE**

MARIYA Y AFONINA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AF6251157
Qualified in New York County
My Commission Expires November 14, 2015



Signature

CHIEF OPERATING OFFICER
Title



Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

VTB CAPITAL INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011 - RESTATED

VTB CAPITAL INC.
DECEMBER 31, 2011 - RESTATED

TABLE OF CONTENTS



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
VTB Capital Inc.

We have audited the accompanying statement of financial condition of VTB Capital Inc. (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, revised as described in Notes 2 and 9, in all material respects, the financial position of VTB Capital Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 9 to the statement of financial condition, the Company's "Due from customers" and "Due to related parties" as of December 31, 2011, should have included $4,725,186 for securities failed to receive. This determination was made subsequent to the issuance of the statement of financial condition. The accompanying statement of financial condition has been restated to reflect this correction.



CERTIFIED PUBLIC ACCOUNTANTS

December 4, 2012

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM

VTB CAPITAL INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011 - RESTATED

ASSETS

	Note	
Cash		$ 15,884,052
Due from customers	9	4,725,186
Prepaid expenses		149,894
Equipment and software, less accumulated depreciation and amortization of $26,720	4	342,256
Deposits	6	1,504,113
TOTAL ASSETS		$ 22,605,501

LIABILITIES AND STOCKHOLDER'S EQUITY

	Note	
Liabilities:		
Accounts payable		$ 118,584
Accrued expenses	5	3,842,441
Corporate income taxes payable	7	78,520
Due to related party	9	4,763,055
Deferred income	9	5,451,112
Deferred income taxes payable	7	125,394
Total liabilities		14,379,106
Commitments and contingencies	6, 10 and 11	
Stockholder's equity:		
Common stock, $.01 par value; 1,000,000 shares authorized, 320,000 shares issued and outstanding		3,200
Additional paid-in capital		7,996,800
Retained earnings		226,395
Total stockholder's equity		8,226,395
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 22,605,501

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

VTB Capital Inc. (the "Company") is a wholly-owned subsidiary of CJSC VTB Capital Holding (the "Parent"), which is based in Moscow. The Company was formed as a corporation under the laws of the state of Delaware on November 16, 2010, and is based in New York City.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was approved as a broker-dealer and began securities operations on September 19, 2011.

The Company has entered into an agreement with VTB Capital, plc ("VTB UK"), an affiliate of the Parent, to effect certain securities transactions with U.S. institutional investors and major U.S. institutional investors, as defined in Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6"). The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) of Rule 15c3-3.

The Company is also permitted by FINRA to engage in the solicitation of U.S. institutional investors to establish and maintain accounts on a fully disclosed basis with a registered clearing firm for the purpose of purchasing and selling of U.S. equity and debt securities pursuant to paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

It was determined that as the Rule 15a-6 intermediary financially responsible for transactions between VTB UK and its customers, the Company's records and its financial statements should report failed 15a-6 trades on its statement of financial condition. The Company's financial statements have been restated to reflect: (1) fails to receive in the amount of $4,725,186 as a component of "Due to related party"; and (2)"Due from customers," an asset that arises from fails to receive, in the accompanying statement of financial condition.

The restatement did not have a material impact on net capital.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue recognition

Revenue consists of the reimbursement of costs incurred and agreed-upon mark-ups on work performed pursuant to agreements with affiliated parties. Revenue is recognized as eligible costs are incurred.

Start-up activities

Costs of start-up activities, including organization costs, are expensed as incurred.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Depreciation and amortization

Depreciation and amortization of equipment and software are provided using the straight-line method over the following useful lives:

Equipment	3-10 years
Software	3 years

NOTE 4. EQUIPMENT AND SOFTWARE

Equipment and software at December 31, 2011, consisted of the following:

Computers	$ 358,822
Software	10,154
Total equipment and software	368,976
Less: accumulated depreciation and amortization	(26,720)
Equipment and software, net	$ 342,256

NOTE 5. ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31, 2011:

Accrued compensation	$ 3,319,211
Professional fees	507,505
Other	15,725
	$ 3,842,441

NOTE 6. COMMITMENTS AND CONTINGENCIES

During 2011, the Company rented office space on a month-to-month basis. The landlord of the current office premises holds a deposit amounting to $32,000.

During December 2011, the Company entered into a lease to occupy new offices in 2012. The approximate future minimum annual payments required as of December 31, 2011, over the term of the lease, which will expire in 2022, are as follows:

Year ending December 31:	
2012	$ 357,000
2013	1,429,000
2014	1,429,000
2015	1,429,000
2016	1,429,000
Thereafter	8,711,000
	$ 14,784,000

The new landlord is the beneficiary of an irrevocable letter of credit amounting to $1,429,000. The letter of credit has been established by the Company's commercial bank and is collateralized by a segregated bank account holding cash of $1,473,000. This account balance is included in "Deposits" in the statement of financial condition.

The Company has made commitments amounting to approximately $1,620,000 in connection with improvements to the new leasehold premises. These capital expenditures are expected to be incurred over a period of three months commencing in January 2012.

NOTE 7. INCOME TAXES

At December 31, 2011, the Company recorded a deferred tax liability of $125,394, which relates primarily to accrued bonus compensation not yet deductible for tax purposes and the deferral of start-up costs for tax purposes.

At December 31, 2011, the Company determined that it has no uncertain tax positions as defined in FASB ASC 740.

The Company's income tax returns are subject to U.S. federal, state, and local examinations by taxing authorities for all relevant periods.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (8 to 1 in the first year). Net capital and aggregate indebtedness change from day to day. At December 31, 2011, the Company had net capital of approximately $6,230,000, which exceeds the Company's minimum net capital requirement by approximately $5,705,000. The Company's percentage of aggregate indebtedness to net capital was 67% as of December 31, 2011.

NOTE 9. RELATED PARTY TRANSACTIONS

The Company has entered into a number of agreements with VTB UK pursuant to which it has agreed to undertake the activities of a broker-dealer in New York. Such activities include building an institutional investor client base in North America to trade in Russian and Commonwealth of Independent States related financial products and to provide sales and distribution coverage and other services to such institutional investors. In addition, pursuant to such agreements, the Company will provide assistance to VTB UK so that VTB UK may provide certain research reports to, and effect certain securities transactions with, institutional investors. These services are more specifically set forth within the agreements and generally provide that the Company will be reimbursed for its agreed-upon costs and receive a 10% markup based on the total of such costs, as defined, excluding pre-opening costs (as defined) and taxes.

During August 2011, the Company received an advance against future revenues from VTB UK amounting to $12,100,000. As the Company performs services under the agreement, income will be earned and the advance will be reduced. The statement of financial condition reflects a liability amounting to $5,451,112, which represents the unearned portion of the $12,100,000 advance received from VTB UK in August 2011.

The Company operates as a broker dealer pursuant to pursuant to the exemption under SEC Rule 15c3-3(k)(2)(i) and acts as an intermediary for VTB UK pursuant to SEC Rule 15a-6. As such, the Company records trades that fail in the statement of financial condition.

At December 31, 2011, the following items are payable to VTB UK and are included in the statement of financial condition in the account "Due to related party":

Securities failed to receive	$	4,725,186
Other amounts due to VTB UK		37,869
Total	$	4,763,055

(a) The amount "Due from customers" that arises from fails to receive is recorded as an asset at December 31, 2011.

NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Commencing in 2012, the Company will conduct business with a clearing broker on behalf of its customers pursuant to a clearance agreement. Pursuant to the agreement, the Company will introduce its customers to the clearing broker and the clearing broker will clear customer transactions on a fully disclosed basis. Commissions will be earned by the Company as an introducing broker for the transactions of its customers.

Pursuant to this agreement, the Company's clearing broker is exposed to risk of loss on customer transactions in the event a customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customer transactions. Pursuant to the rules and guidelines of its clearing broker and regulatory authority, the Company will take appropriate action to reduce risk.

In 2012, in connection with the agreement, the Company finalized the clearing agreement and was required to fund a deposit of $100,000.

NOTE 11. SUBSEQUENT EVENTS

On February 21, 2012, the Company issued 120,000 shares to the Parent in exchange for $3,000,000.

During January 2012, the ultimate parent, JSC VTB Bank, approved the VTB Capital Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the grant of either conditional awards or "Zero Strike Price Options" for the acquisition of global depository receipts of JSC VTB Bank ("JSC GDRs") at prices listed on the London Stock Exchange to eligible employees, as defined in the Incentive Plan. The awards vest over a period of years as specified in the award certificates. Holders of Zero Strike Price Options will have ten years to exercise their options. The Incentive Plan is not presently designed as a qualified plan under the Internal Revenue Code (the "Code"). Management is reviewing whether the Incentive Plan will satisfy Section 409(a) of the Code. During February 2012, the Company issued conditional awards to various employees of $268,200. Pursuant to the awards, JSC GDRs will be acquired by the Company and distributed to the employees in accordance with the terms of the Incentive Plan.